UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its

U.S. $100,000,000 Floating Rate Notes due February 2, 2018
(to be consolidated and form a single series with the existing issue of U.S. $500,000,000 Floating Rate Notes due February 2, 2018, issued on February 2, 2015, the U.S. $250,000,000 Floating Rate Notes due February 2, 2018, issued on March 16, 2015 and the U.S. $250,000,000 Floating Rate Notes due February 2, 2018, issued on June 12, 2015)

under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: April 4, 2016

The following information regarding an issue of U.S. $100,000,000 Floating Rate Notes due February 2, 2018 (to be consolidated, form a single series and be interchangeable for trading purposes with the existing issue of U.S. $500,000,000 Floating Rate Notes due February 2, 2018 issued on February 2, 2015, the U.S. $250,000,000 Floating Rate Notes due February 2, 2018 issued on March 16, 2015 and the U.S. $250,000,000 Floating Rate Notes due February 2, 2018 issued on June 12, 2015) (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 21, 2015 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, ("Citibank") dated as of June 3, 2008 (the "Global Agency Agreement"), the Final Terms dated March 24, 2016 (the "Final Terms"), and the Terms Agreement dated March 24, 2016 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S. $100,000,000 Floating Rate Notes due February 2, 2018(to be consolidated, form a single series and be interchangeable for trading purposes with the existing issue of U.S. $500,000,000 Floating Rate Notes due February 2, 2018 issued on February 2, 2015, the U.S. $250,000,000 Floating Rate Notes due February 2, 2018 issued on March 16, 2015 and the U.S. $250,000,000 Floating Rate Notes due February 2, 2018 issued on June 12, 2015).

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b) Interest Rate/Interest Payment Date. 1 month LIBOR on the 1st day of each month, commencing April 4, 2016, and ending on and including the Maturity Date. See, Final Terms, Item 16.

(c) Maturity Date. February 2, 2018

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not applicable.

(i) Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47 the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 99.751 per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (October 21, 2015);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation;[3]

E. Global Agency Agreement (dated as of June 3, 2008);[2]

F. Final Terms (March 24, 2016); and

G. Terms Agreement (March 24, 2016).

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 21, 2015.

2 Filed on September 17, 2008.

3 Filed on July 10, 2014

EXHIBIT F

EXECUTION VERSION

Final Terms dated March 24, 2016

International Finance Corporation

Issue of

U.S. $100,000,000 Floating Rate Notes due February 2, 2018

(to be consolidated and form a single series with the existing issue of U.S. $500,000,000 Floating Rate Notes due February 2, 2018, issued on February 2, 2015, the U.S. $250,000,000 Floating Rate Notes due February 2, 2018, issued on March 16, 2015 and the U.S. $250,000,000 Floating Rate Notes due February 2, 2018, issued on June 12, 2015)

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "Corporation") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1. Issuer:	International Finance Corporation
2. (i) Series Number:	1389
(ii) Tranche Number:	4; to be consolidated and form a single series with the existing issue of U.S. $500,000,000 Floating Rate Notes due February 2, 2018, issued on February 2, 2015, the U.S. $250,000,000 Floating Rate Notes due

		February 2, 2018, issued on March 16, 2015 and the U.S. $250,000,000 Floating Rate Notes due February 2, 2018, issued on June 12, 2015
3.	Specified Currency or Currencies:	United States Dollar ("U.S. $")
4.	Aggregate Nominal Amount:	
	(i) Series:	U.S. $1,100,000,000
	(ii) Tranche:	U.S. $100,000,000
5.	Issue Price:	99.751 per cent. of the Aggregate Nominal Amount of this Tranche, plus U.S. $36,000 representing 28 days' accrued interest from and including the Interest Commencement Date to but excluding the Issue Date
6.	(i) Specified Denominations:	U.S. $1,000 and integral multiples thereof
	(ii) Calculation Amount:	U.S. $1,000
7.	(i) Issue Date:	March 30, 2016
	(ii) Interest Commencement Date:	March 2, 2016
8.	Maturity Date:	February 2, 2018
9.	Interest Basis:	1 month USD LIBOR + 0.02% Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Not Applicable
16.	Floating Rate Note Provisions:	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the First Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	The 2nd day of each month, commencing April 4, 2016, and ending on and including the Maturity Date

(iii) First Interest Payment Date:	April 4, 2016
(iv) Interest Period Date:	Each Specified Interest Payment Date
(v) Business Day Convention:	Modified Following Business Day Convention, adjusted
(vi) Business Centre(s):	London and New York
(vii) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(viii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Citibank, N.A., London
(ix) Screen Rate Determination:	
– Reference Rate:	1 month USD LIBOR
– Interest Determination Date(s):	With respect to the Rate of Interest and each Interest Accrual Period, the day that is two Business Days in London prior to the first day of such Interest Accrual Period. For purposes of clarification, the Rate of Interest in respect of the first Interest Accrual Period was determined on February 29, 2016.
– Relevant Screen Page:	Reuters LIBOR01 as of 11:00 a.m. London time on each Interest Determination Date
(x) ISDA Determination:	Not Applicable
(xi) Margin(s):	0.02 per cent.
(xii) Minimum Rate of Interest:	Not Applicable
(xiii) Maximum Rate of Interest:	Not Applicable
(xiv) Day Count Fraction:	Actual/360 ISDA
(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Refer to the Conditions
17. Zero Coupon Note Provisions:	Not Applicable
18. Index Linked Interest Note/other	Not Applicable

variable-linked interest Note Provisions:

19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable
	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable
22.	Final Redemption Amount of each Note:	U.S. $1,000 per Calculation Amount
23.	Early Redemption Amount:	U.S. $1,000 per Calculation Amount
	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Registered Notes: DTC Global Registered Certificate available on Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	New York and London Notwithstanding Condition 6(h), if any payment date would fall on a date which is not a business day, the relevant date will be the first following day which is a business day, unless that day falls in the next calendar month, in which case the relevant date will be the first preceding day which is a business day. In the above paragraph, "business day" means a day on which banks and foreign exchange markets are open for business in the (i) relevant place of presentation, (ii) any Financial Centres and (iii) the principal financial centre of the country of the relevant currency.
27.	Talons for future Coupons or Receipts to be attached to	No

Definitive Notes (and dates on which such Talons mature):	
28. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment:	Not Applicable
29. Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable
30. Redenomination, renominalization and reconventioning provisions:	Not Applicable
31. Consolidation provisions:	Not Applicable
32. Additional terms:	Applicable
(i) Governing law:	New York

DISTRIBUTION

33. (i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
(ii) Date of Terms Agreement:	March 24, 2016
(iii) Stabilizing Manager(s) (if any):	Not Applicable
34. If non-syndicated, name and address of Dealer:	Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London EC14 4QA Attention: Head of Transaction Management Group, Global Capital Markets Telephone: +44 207 677 7799 Facsimile: +44 207 056 4984
35. Total commission and concession:	Not Applicable
36. Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:

Duly authorized

PART B – OTHER INFORMATION

LISTING

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application will be made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from March 30, 2016. The Notes are to be consolidated and form a single series with the existing issue of U.S. $500,000,000 Floating Rate Notes due February 2, 2018, issued on February 2, 2015, the U.S. $250,000,000 Floating Rate Notes due February 2, 2018, issued on March 16, 2015 and the U.S. $250,000,000 Floating Rate Notes due February 2, 2018, issued on June 12, 2015 which are listed and admitted to trading on the Luxembourg Stock Exchange.

RATINGS

Ratings:	Notes under the Program have been rated: S & P: AAA Moody's: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950VFH42
Common Code:	117928381
CUSIP:	45950VFH4
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant	Not Applicable

identification number(s):	
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

UNITED STATES TAXATION

The following supplements the discussion under "Tax Matters" in the Prospectus and is subject to the limitations and exceptions set forth therein.

A portion of the purchase price of the Notes is attributable to interest accrued for the period starting from and including the Interest Commencement Date to but excluding the Issue Date. Accordingly, a portion of the interest received on the Interest Payment Date scheduled for April 2, 2016 equal to such accrued interest should not be taxable when received but should instead reduce the holder's adjusted tax basis in the Notes by a corresponding amount.

Capital Gains

As discussed in the Prospectus under "Tax Matters—United States Federal Income Taxation—Purchase, Sale and Retirement of the Notes", a U.S. Holder may recognize capital gain or loss upon a sale of the Notes. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates (which may exceed the 15% rate referenced in the Prospectus) where the property is held for more than one year.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the U.S. Holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investments in the Notes.

Information with Respect to Foreign Financial Assets

Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

TERMS AGREEMENT NO. 1389 – TRANCHE 4 UNDER THE STANDARD PROVISIONS

March 24, 2016

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's U.S. $100,000,000 Floating Rate Notes due February 2, 2018 (the "**Notes**", as from March 30, 2016 to be consolidated and form a single series with the existing issue of U.S. $500,000,000 Floating Rate Notes due February 2, 2018 issued on February 2, 2015 (Tranche 1), the U.S. $250,000,000 Floating Rate Notes due February 2, 2018, issued on March 16, 2015 (Tranche 2) and the U.S. $250,000,000 Floating Rate Notes due February 2, 2018, issued on June 12, 2015 (Tranche 3)) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 9:00 a.m. New York City time on March 30, 2016 (the "**Settlement Date**") at an aggregate purchase price of U.S. $99,787,000 (which is 99.751% of the aggregate nominal amount of the Notes, plus 28 days' accrued interest) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein, the term "**Time of Sale**" refers to March 23, 2016, 7:45 a.m. London time and the term "**Dealer**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an

officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5 The Corporation agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.751 per cent. of the nominal amount of the Notes (U.S. $99,751,000) plus 28 days' accrued interest (U.S. $36,000)).

6 The purchase price specified above will be paid by Morgan Stanley & Co. International plc by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

7 The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8 In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

10 Notwithstanding any other term of this Terms Agreement or any other agreements, arrangements, or understanding between the Dealer and the Corporation, the Corporation acknowledges, accepts, and agrees to be bound by:

i. the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of the Dealer to the Corporation under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

   a. the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

   b. the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the Dealer or another person (and the issue to or conferral on the Corporation of such shares, securities or obligations);

   c. the cancellation of the BRRD Liability; and/or

d. the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

ii. the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this Terms Agreement:

"**Bail-in Legislation**" means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

"**Bail-in Powers**" means any Write-down and Conversion Powers as defined in relation to the relevant Bail-in Legislation;

"**BRRD**" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

"**EU Bail-in Legislation Schedule**" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/;

"**BRRD Liability**" has the same meaning as in such laws, regulations, rules or requirements implementing the BRRD under the applicable Bail-in Legislation; and

"**Relevant Resolution Authority**" means the resolution authority with the ability to exercise any Bail-in Powers in relation to the Dealer.

11 Nothing in this Terms Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Corporation under the Corporation's Articles of Agreement, or applicable law or international law.

12 For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

13 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

14 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: ______________________

Name: GORDON CHARLTON

Title: EXECUTIVE DIRECTOR

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ______________________

Name:

Title:

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: ______________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ______________________________
Name: TAKEHISA EGUCHI
Title: DIRECTOR

DC_LAN01:324136.2

SCHEDULE I

Notice Details of the Dealer:

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London EC14 4QA
Attention: Head of Transaction Management Group,
Global Capital Markets
Telephone: +44 207 677 7799
Facsimile: +44 207 056 4984